Mail Stop 3561

August 28, 2007

Via Fax and U.S. Mail

Adam Ansaldi
Vice President
Bear Stearns Commercial Mortgage Securities Inc.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD

Re: **Bear Stearns Commercial Mortgage Securities Trust 2006-TOP22**
       Form 10-K for the fiscal year ended December 31, 2006
       Filed April 2, 2007
       File No. 333-130789-01

Dear Mr. Ansaldi,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 1119 Affiliations and Certain Relationships and Related Transactions

   1. We note the response "None" to this Item. However, we also note the affiliations indicated in the Transaction Parties section in the 424(b) prospectus. Please provide a discussion of information required by Item 1119 of Regulation AB in the Form 10-K.

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria

2. We note the statement that the servicing criteria have been completed within the manner stated in the governing documents. Please revise this statement or explain to us how this complies with Item 1122(a)(2) of Regulation AB, which requires that the party use the criteria in Item 1122(d) to assess compliance with the applicable servicing criteria.

3. We note that the assessment report prepared by Wells Fargo Bank, N.A., exhibit 33(g), and the related attestation report identify material instances of noncompliance during the year ended December 31, 2006. Please discuss the material instances of noncompliance in the body of the Form 10-K. Refer to Item 1122(c) of Regulation AB. If the instances of non-compliance do not relate to any activities performed or required to be performed in connection with the issuing entity, please revise to disclose that.

Signatures

4. Please revise the signature block of your Form 10-K to clearly indicate that Mr. Ansaldi is the senior officers in charge of securitization of the depositor. See General Instruction J(3) to Form 10-K.

Exhibits

5. The exhibits, as currently filed, are attached to Form 10-K. Please separately file the exhibits on Edgar with a proper tag for each respective exhibit.

Exhibit 31 Section 302 Certification

6. We note that this certification is prepared for Morgan Stanley Capital I Trust 2006-TOP22. Please revise to provide the accurate name of the issuing entity.

7. Please revise your certification to include the exact language set forth in Item 601(b)(31)(ii) of Regulation S-K. In this regard, please revise the last statement in paragraph 4 to state that the servicers have fulfilled their obligations under the servicing agreements "in all material respects." Also, please delete the sentence after paragraph 5.

Report on Assessment of Compliance with Servicing Criteria

8. Please confirm that there is no requirement in the transaction agreements to maintain a back-up servicer for the pool assets. We note that an assessment has not been provided with respect to Item 1122(d)(1)(iii).

Exhibits 35 Servicing Compliance Statements

9. Please revise the servicer compliance statements to state whether the servicers have fulfilled all of its obligations under the relevant agreements or whether there has been a failure to fulfill any

obligation in any material respect. Refer to Item 1123(b) of Regulation AB. If you revise the servicer compliance statements to represent that Wells Fargo has fulfilled all of its obligations under the relevant agreement, please explain to us why you reached such conclusion given that Wells Fargo's report on assessment of compliance identified material instances of noncompliance with investor remittances and reporting.

** ** **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact H. Yuna Peng at (202) 551-3391 or Rolaine Bancroft at (202) 551-3313 with any questions.

Sincerely,

Max A. Webb
Assistant Director